EXHIBIT 11

                       SBI COMMUNICATIONS, INC.
              COMPUTATION OF EARNINGS PER COMMON SHARE
                    FOR THE THREE MONTHS ENDED
                      MARCH 31, 2000 AND 1999

                                            Three Months     Three Months
                                              Ended            Ended
                                          March 31, 2000    March 31, 1999
                                            --------------   --------------
Shares outstanding:                           5,870,439        5,570,439
Weighted average shares outstanding           5,870,439        5,570,439
Net loss                                   $   (145,420)    $    (62,500)
Preferred Dividend                                --               --
                                           --------------   --------------
Total                                         ( 145,420)         (62,500)
Net loss per share                         $      (0.02)   $       (0.01)

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